Exhibit 99.1

Baidu Announces Third Quarter 2014 Results

BEIJING, China, October 29, 2014 – Baidu, Inc. (NASDAQ: BIDU), the leading Chinese language Internet search provider, today announced its unaudited financial results for the third quarter ended September 30, 20141.

Third Quarter 2014 Highlights

•	Total revenues in the third quarter of 2014 were RMB13.520 billion ($2.203 billion), a 52.0% increase from the corresponding period in 2013.

•	Operating profit in the third quarter of 2014 was RMB3.920 billion ($638.6 million), a 17.4% increase from the corresponding period in 2013.

•	Net income attributable to Baidu in the third quarter of 2014 was RMB3.876 billion ($631.5 million), a 27.2% increase from the corresponding period in 2013. Diluted earnings attributable to Baidu per ADS for the third quarter of 2014 were RMB11.00 ($1.79); diluted earnings attributable to Baidu per ADS excluding share-based compensation expenses (non-GAAP) for the third quarter of 2014 were RMB11.67 ($1.90).

“We had another very strong quarter as we continued to leverage our tremendous assets, especially in mobile. This quarter, mobile traffic surpassed PC traffic and mobile revenue contributed 36% of our total revenue2. We are particularly pleased with the progress we have made in connecting people with services through innovative O2O initiatives like Baidu Connect—a better way for businesses to connect with their targeted consumers on mobile devices,” said Robin Li, chairman and chief executive officer of Baidu. “It’s an exciting time for Baidu. The O2O market opportunity is enormous, and our leading positions in mobile search and maps, as well as our extensive sales force, position us optimally to capture that opportunity.”

“In the third quarter, our investments in mobile continued to pay off as mobile proved once again to be a strong driver of topline growth,” said Jennifer Li, Baidu’s chief financial officer. “To fulfill our vision of connecting people with services and to realize the vast opportunities that mobile brings, we will continue to invest aggressively but judiciously.”

Third Quarter 2014 Results

Baidu reported total revenues of RMB13.520 billion ($2.203 billion) for the third quarter of 2014, representing a 52.0% increase from the corresponding period in 2013.

[1]	This announcement contains translations of certain RMB amounts into U.S. dollars at specified rates solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are made at a rate of RMB6.1380 to US$1.00, the effective noon buying rate as of September 30, 2014 in The City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York.
[2]	Starting third quarter 2014, all tablet traffic and revenue are classified as part of mobile. Under the new classification, in the second quarter 2014, mobile would have contributed to 33% of our total revenue, as compared to 30% previously.

Online marketing revenues for the third quarter of 2014 were RMB13.427 billion ($2.188 billion), representing a 51.8% increase from the corresponding period in 2013. Baidu had about 516,000 active online marketing customers3 in the third quarter of 2014, representing an 11.2% increase from the corresponding period in 2013 and a 5.7% increase from the second quarter of 2014. Revenue per online marketing customer for the third quarter was approximately RMB25,900 ($4,220), a 35.6% increase from the corresponding period in 2013 and a 7.0% increase compared to the second quarter of 2014.

Traffic acquisition cost (TAC) as a component of cost of revenues was RMB1.742 billion ($283.8 million), representing 12.9% of total revenues, as compared to 11.7% in the corresponding period in 2013 and 12.7% in the second quarter of 2014. The increase reflects increased contribution of contextual ads, mobile and promotion of hao123.

Bandwidth costs as a component of cost of revenues were RMB752.6 million ($122.6 million), representing 5.6% of total revenues, compared to 5.8% in the corresponding period in 2013.

Depreciation costs as a component of cost of revenues were RMB512.8 million ($83.5 million), representing 3.8% of total revenues, compared to 4.2% in the corresponding period in 2013.

Content costs as a component of cost of revenues were RMB498.1 million ($81.2 million), representing 3.7% of total revenues, compared to 2.5% in the corresponding period in 2013, and 3.0% in the previous quarter. Content costs are mainly related to iQiyi.

Selling, general and administrative expenses were RMB2.700 billion ($439.9 million), representing an increase of 95% from the corresponding period in 2013, primarily due to an increase in promotional spending for mobile products.

Research and development expenses were RMB1.832 billion ($298.4 million), a 68% increase from the corresponding period in 2013. The increase was primarily due to an increase in the number of research and development personnel.

Share-based compensation expenses, which were allocated to related operating costs and expense line items, were RMB234.2 million ($38.2 million) in the third quarter of 2014, compared to RMB143.1 million in the corresponding period in 2013 and RMB220.6 million in the second quarter of 2014. The increase was a result of increased share grants to employees.

Operating profit was RMB3.920 billion ($638.6 million), representing a 17.4% increase from the corresponding period in 2013. Operating profit excluding share-based compensation expenses (non-GAAP) was RMB4.154 billion ($676.8 million), a 19.3% increase from the corresponding period in 2013.

[3]	The number of active online marketing customers and revenue per online active customer exclude our group-buying related businesses for consistency with previous reporting.

Income tax expense was RMB656.8 million ($107.0 million), compared to an income tax expense of RMB588.1 million in the corresponding period in 2013. The effective tax rate for the third quarter of 2014 was 15.5% as compared to 16.3% for the corresponding period in 2013 and 15.4% in the second quarter of 2014.

Net income attributable to Baidu was RMB3.876 billion ($631.5 million), representing a 27.2% increase from the corresponding period in 2013. Basic and diluted earnings per ADS for the third quarter of 2014 amounted to RMB11.05 ($1.80) and RMB11.00 ($1.79), respectively.

Net income attributable to Baidu excluding share-based compensation expenses (non-GAAP) was RMB4.110 billion ($669.6 million), a 28.8% increase from the corresponding period in 2013. Basic and diluted earnings per ADS excluding share-based compensation expenses (non-GAAP) for the third quarter of 2014 amounted to RMB11.72 ($1.91) and RMB11.67 ($1.90), respectively.

As of September 30, 2014, the Company had cash, cash equivalents and short-term investments of RMB51.348 billion ($8.366 billion). Net operating cash inflow for the third quarter of 2014 was RMB4.855 billion ($791.0 million). Capital expenditures for the third quarter of 2014 were RMB1.380 billion ($224.8 million).

Adjusted EBITDA (non-GAAP), defined in this announcement as earnings before interest, taxes, depreciation, amortization, other non-operating income and share-based compensation expenses, was RMB4.916 billion ($801.0 million) for the third quarter of 2014, representing a 23.0% increase from the corresponding period in 2013.

Outlook for Fourth Quarter 2014

Baidu currently expects to generate total revenues in an amount ranging from RMB13.850 billion ($2.256 billion) to RMB14.250 billion ($2.322 billion) for the fourth quarter of 2014, representing a 45.4% to 49.6% year-over-year increase. This forecast reflects Baidu’s current and preliminary view, which is subject to change.

Conference Call Information

Baidu’s management will hold an earnings conference call at 8:00 PM on October 29, 2014 U.S. Eastern Time (8:00 AM on October 30, 2014 Beijing/Hong Kong Time).

Dial-in details for the earnings conference call are as follows:

International:	+61-2-8373-3610
US:	+1-845-507-1610
UK:	+44-20-3651-4876
Hong Kong:	+852-3051-2792
Passcode for all regions:	18232207

A replay of the conference call may be accessed by phone at the following number until November 6, 2014:

International:	+61-2-8199-0299
Passcode:	18232207

Additionally, a live and archived webcast of this conference call will be available at http://ir.baidu.com.

About Baidu

Baidu, Inc. is the leading Chinese language Internet search provider. As a technology-based media company, Baidu aims to provide the best and most equitable way for people to find what they’re looking for. In addition to serving individual Internet search users, Baidu provides an effective platform for businesses to reach potential customers. Baidu’s ADSs trade on the NASDAQ Global Select Market under the symbol “BIDU”. Currently, ten ADSs represent one Class A ordinary share.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Among other things, the outlook for the fourth quarter 2014 and quotations from management in this announcement, as well as Baidu’s strategic and operational plans, contain forward-looking statements. Baidu may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Baidu’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: our growth strategies; our future business development, including development of new products and services; our ability to attract and retain users and customers; competition in the Chinese, Japanese and other Internet search markets; competition for online marketing customers; changes in our revenues and certain cost or expense items as a percentage of our revenues; the outcome of ongoing, or any future, litigation or arbitration, including those relating to intellectual property rights; the expected growth of the Chinese language Internet search market and the number of Internet and broadband users in China; Chinese governmental policies relating to the Internet and Internet search providers and general economic conditions in China, Japan and elsewhere. Further information regarding these and other risks is included in our annual report on Form 20-F and other documents filed with the Securities and Exchange Commission. Baidu does not undertake any obligation to update any forward-looking statement, except as required under applicable law. All information provided in this press release and in the attachments is as of the date of the press release, and Baidu undertakes no duty to update such information, except as required under applicable law.

About Non-GAAP Financial Measures

To supplement Baidu’s consolidated financial results presented in accordance with GAAP, Baidu uses the following measures defined as non-GAAP financial measures by the SEC: adjusted EBITDA, operating profit excluding share-based compensation expenses, net income excluding share-based compensation expenses, and basic and diluted earnings per ADS excluding share-based compensation expenses. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. For more information on these non-GAAP financial measures, please see the tables captioned “Reconciliations of non-GAAP results of operations measures to the nearest comparable GAAP measures” and “Reconciliation from net cash provided by operating activities to adjusted EBITDA” set forth at the end of this release.

Baidu believes that these non-GAAP financial measures provide meaningful supplemental information regarding its performance and liquidity by excluding certain expenses, particularly share-based compensation expenses, that may not be indicative of its operating performance or financial condition from a cash perspective. We believe that both management and investors benefit from referring to these non-GAAP financial measures in assessing our performance and when planning and forecasting future periods. These non-GAAP financial measures also facilitate management’s internal comparisons to Baidu’s historical performance and liquidity. Baidu has computed its non-GAAP financial measures using the same consistent method from quarter to quarter since April 1, 2006. We believe these non-GAAP financial measures are useful to investors in allowing for greater transparency with respect to supplemental information used by management in its financial and operational decision making. A limitation of using these non-GAAP financial measures is that these non-GAAP measures exclude share-based compensation charge that has been and will continue to be for the foreseeable future a significant recurring expense in our results of operations. A limitation of using non-GAAP adjusted EBITDA is that it does not include all items that impact our net income for the period. Management compensates for these limitations by providing specific information regarding the GAAP amounts excluded from each non-GAAP measure. The accompanying tables have more details on the reconciliations between GAAP financial measures that are most directly comparable to the non-GAAP financial measures.

For investor and media inquiries, please contact:

Sharon Ng

Baidu, Inc.

Tel: +86-10-5992-4958

ir@baidu.com

Baidu, Inc.

Condensed Consolidated Balance Sheets

(In RMB thousands except for number of shares and per share data)	September 30 2014	December 31 2013
	Unaudited	Audited

ASSETS
Current assets:
Cash and cash equivalents	9,957,559	9,691,797
Restricted cash	447,726	259,533
Short-term investments	41,390,304	28,734,761
Accounts receivable, net	3,559,926	2,220,846
Amounts due from related parties	50	104
Deferred tax assets, net	652,364	286,844
Other assets, current	2,775,241	1,835,265

Total current assets	58,783,170	43,029,150

Non-current assets:
Fixed assets, net	8,138,391	5,370,268
Intangible assets, net	3,421,817	3,630,315
Goodwill	17,324,508	16,864,350
Long-term investments, net	2,382,977	634,777
Amounts due from related parties	—	370,916
Deferred tax assets, net	100,019	97,940
Other assets, non-current	1,075,397	988,072

Total non-current assets	32,443,109	27,956,638

Total assets	91,226,279	70,985,788

LIABILITIES AND EQUITY
Current liabilities:
Short-term loans	92,159	—
Accounts payable and accrued liabilities	11,272,808	7,362,138
Customer advances and deposits	3,837,496	2,977,872
Deferred revenue	235,735	226,599
Deferred income	100,205	77,287
Long-term loans, current portion	2,495,521	343,625
Capital lease obligation	57,881	44,907
Due to Related Parties, Current	398	398

Total current liabilities	18,092,203	11,032,826

Non-current liabilities:
Deferred income	455,536	376,491
Long-term loans	—	2,112,359
Notes payable	21,448,376	15,116,990
Amounts due to related parties	9	373,227
Deferred tax liabilities	1,134,713	1,200,270
Capital lease obligation	64,961	40,999
Other Non Current Liabilities	115,253	67,376

Total non-current liabilities	23,218,848	19,287,712

Total liabilities	41,311,051	30,320,538

Equity
Class A Ordinary Shares, par value US$0.00005 per share, 825,000,000 shares authorized, and 27,492,452 shares and 27,580,639 shares issued and outstanding as at December 31, 2013 and September 30, 2014	12	12
Class B Ordinary Shares, par value US$0.00005 per share, 35,400,000 shares authorized, and 7,537,921 shares and 7,492,921 shares issued and outstanding as at December 31, 2013 and September 30, 2014	3	3
Additional paid-in capital	3,247,428	3,056,418
Retained earnings	44,483,386	34,525,386
Accumulated other comprehensive income	747,285	843,096

Total Baidu, Inc. shareholders’ equity	48,478,114	38,424,915
Noncontrolling interests	1,437,114	2,240,335
Total equity	49,915,228	40,665,250

Total liabilities, redeemable noncontrolling interests, and equity	91,226,279	70,985,788

Baidu, Inc.

Condensed Consolidated Statements of Income

	Three Months Ended
(In RMB thousands except for share, per share (or ADS) information)	September 30, 2014	September 30, 2013	June 30, 2014
	Unaudited	Unaudited	Unaudited
Revenues:
Online marketing services	13,427,179	8,847,987	11,836,858
Other services	92,577	43,671	148,924

Total revenues	13,519,756	8,891,658	11,985,782

Operating costs and expenses:
Cost of revenues (note 1, 2)	(5,068,337)	(3,078,969)	(4,541,422)
Selling, general and administrative (note 2)	(2,700,008)	(1,384,399)	(2,148,874)
Research and development (note 2)	(1,831,590)	(1,090,549)	(1,737,216)

Total operating costs and expenses	(9,599,935)	(5,553,917)	(8,427,512)

Operating profit	3,919,821	3,337,741	3,558,270

Other income:
Interest income	536,367	348,822	463,802
Interest expense	(177,168)	(118,381)	(146,045)
Foreign exchange income (loss), net	(44,476)	(676)	81
Income(Loss) from equity method investments	(9,982)	215	(5,501)
Other income, net	20,091	36,815	66,888

Total other income	324,832	266,795	379,225

Income before income taxes	4,244,653	3,604,536	3,937,495

Income taxes	(656,768)	(588,067)	(605,614)

Net income	3,587,885	3,016,469	3,331,881

Less: net loss attributable to noncontrolling interests	(288,227)	(31,512)	(214,815)
Net income attributable to Baidu, Inc.	3,876,112	3,047,981	3,546,696

Earnings per share for Class A and Class B ordinary shares:
Net income attributable to Baidu, Inc.-Basic	110.53	86.47	101.19
Net income attributable to Baidu, Inc.-Diluted	110.02	86.34	100.91

Earnings per ADS (1 Class A ordinary share equals 10 ADSs ):
Net income attributable to Baidu, Inc.-Basic	11.05	8.65	10.12
Net income attributable to Baidu, Inc.-Diluted	11.00	8.63	10.09

Weighted average number of Class A and Class B ordinary shares outstanding:
Basic	35,069,521	34,985,689	35,050,662
Diluted	35,231,630	35,041,729	35,148,579

(1) Cost of revenues are detailed as follows:
Sales tax and surcharges	(997,040)	(649,496)	(872,086)
Traffic acquisition costs	(1,741,922)	(1,038,641)	(1,517,128)
Bandwidth costs	(752,607)	(512,644)	(700,473)
Depreciation costs	(512,758)	(369,403)	(461,927)
Operational costs	(557,515)	(280,204)	(627,052)
Content costs	(498,119)	(222,224)	(354,294)
Share-based compensation expenses	(8,376)	(6,357)	(8,462)

Total cost of revenues	(5,068,337)	(3,078,969)	(4,541,422)

(2) Includes share-based compensation expenses as follows:
Cost of revenues	(8,376)	(6,357)	(8,462)
Selling, general and administrative	(102,680)	(49,167)	(97,030)
Research and development	(123,137)	(87,620)	(115,060)

Total share-based compensation expenses	(234,193)	(143,144)	(220,552)

Reconciliations of non-GAAP results of operations measures to the nearest comparable GAAP measures (*) (in RMB thousands, unaudited)

	Three months ended September 30, 2013			Three months ended June 30, 2014			Three months ended September 30, 2014
	GAAP Result	Adjustment	Non-GAAP Results	GAAP Result	Adjustment	Non-GAAP Results	GAAP Result	Adjustment	Non-GAAP Results

Operating profit	3,337,741	143,144	3,480,885	3,558,270	220,552	3,778,822	3,919,821	234,193	4,154,014

	Three months ended September 30, 2013			Three months ended June 30, 2014			Three months ended September 30, 2014
	GAAP Result	Adjustment	Non-GAAP Results	GAAP Result	Adjustment	Non-GAAP Results	GAAP Result	Adjustment	Non-GAAP Results
Net income attributable to Baidu, Inc.	3,047,981	143,144	3,191,125	3,546,696	220,552	3,767,248	3,876,112	234,193	4,110,305

(*)	The adjustment is only for share-based compensation.

Reconciliation from net cash provided by operating activities to adjusted EBITDA(*) (in RMB thousands, unaudited)

	Three months ended September 30, 2013	As a % of total revenues	Three months ended June 30, 2014	As a % of total revenues	Three months ended September 30, 2014	As a % of total revenues
Net cash provided by operating activities	4,295,062	48%	4,127,577	34%	4,855,114	36%

Changes in assets and liabilities, net of effects of acquisitions	(618,730)	-7%	140,385	1%	(270,608)	-2%
Income taxes expenses	588,067	7%	605,614	5%	656,768	5%
Interest income and other, net	(266,795)	-3%	(379,225)	-3%	(324,832)	-2%

Adjusted EBITDA	3,997,604	45%	4,494,351	37%	4,916,442	36%

(*)	Definition of adjusted EBITDA: earnings before interest, taxes, depreciation, amortization, other non-operating income, and share-based compensation expenses.